1(415) 856-7007

davidhearth@paulhastings.com

April 30, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on March 30, 2015 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 59 to its Registration Statement filed on February 13, 2015 (“PEA No. 59”), which contained disclosure with respect to one proposed new series of the Registrant, the Matthews Asia Sustainability Fund. Changes to the Registrant’s disclosure in response to those comments are reflected in the Post-Effective Amendment No. 60 to its Registration Statement (“PEA No. 60”) expected to be filed on or about April 30, 2015, which contains disclosure with respect to all series of the Registrant.

Those comments are repeated below and organized in the same fashion as presented by Ms. Dubey.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Prospectus that was already filed as part of PEA No. 59, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Prospectus.

Fees and Expenses of the Fund

1.	Comment: In the “ANNUAL OPERATING EXPENSES” table on page 3, under the “Distribution (12b-1) Fees” line item, please replace the word “None” with “0” for both the Investor Class and Institutional Class given that as stated on page 60 of the Prospectus, the Trust has adopted a distribution plan pursuant to Rule 12b-1under the 1940 Act, which is currently inactive.

Response: Comment accepted. The Registrant has replaced the word “None” with the accounting convention for zero “—” for both the Investor Class and Institutional Class as requested.

2.	Comment: With respect to footnote (2) to the “ANNUAL OPERATING EXPENSES” table on page 3, please (i) confirm that the agreement with Matthews to waive fees and reimburse expenses referred to

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in footnote (2) will be filed as an exhibit to the Registrant’s Registration Statement; (ii) revise the disclosure to clarify the amount of fees waived and expenses reimbursed for the Investor Class; (iii) list for both the Investor Class and the Institutional Class, if applicable, any fees or expenses excluded from the expense limitation described in footnote (2); and (iv) revise the second to the last sentence to provide that Matthews may seek recoupment of fees waived and/or expenses reimbursed in a year within three years of such fee waiver and/or expense reimbursement in an amount not to cause the expenses for that year to exceed the expense limitation applicable at the time of such fee waiver and/or expense reimbursement.

Response: Comment accepted. With respect to (i), the Registrant hereby confirms that the agreement with Matthews referenced in footnote (2) will be filed as an exhibit to PEA No. 60. With respect to (ii), the Registrant has made the requested revision. With respect to (iii), the Registrant has added the requested disclosure. With respect to (iv), the Registrant has revised the referenced disclosure to provide that Matthews may seek recoupment of fees waived and/or expenses reimbursed in a year within three years of such fee waiver and/or expense reimbursement in an amount that does not cause the expenses for that year to exceed the expense limitation applicable at the time of that fee waiver and/or expense reimbursement or to exceed any other agreed upon expense limitation for that year.

Principal Investment Strategy

3.	Comment: Under the “Principal Investment Strategy” section on page 4, with respect to the first sentence of the first paragraph regarding the investment of at least 80% of the Fund’s net assets (the “80% Test”), please state the Fund’s market capitalization policy.

Response: Comment accepted. The Registrant has added the requested disclosure. Please refer to the response to Comment 6 for the text of the revised 80% Test.

4.	Comment: Under the “Principal Investment Strategy” section on page 4, with respect to the second sentence of the first paragraph regarding the Fund’s investment in the convertible securities and fixed-income securities of any duration or quality of Asian companies, please add a reference to “junk bonds.”

Response: Comment accepted. The Registrant has added the requested disclosure.

5.	Comment: Under the “Principal Investment Strategy” section on page 4, with respect to the third sentence of the first paragraph regarding when a company is considered to be “located” in a country or a region, please (i) remove the phrase “for example” and (ii) supplementally explain why (a) a company’s organization under the laws of a country or any country in a region or (b) a company’s primary trading markets for its securities being in a country or region shows the company is economically tied to such country or region.

Response: With respect to (i), the Registrant has removed the phrase “for example” and has revised the referenced disclosure to clarify that Matthews currently makes the determination whether a

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company is “located” in a country or a region primarily based on one or more of the five listed criteria. With respect to (ii), in the experience of Matthews, the investment adviser to the Registrant, companies organized in Asian countries in which the series of the Registrant invests (“Eligible Asian Countries”) are subject to substantial rules, regulations and controls of such countries, including those regulating business activities, currency restrictions, ownership structure, corporate governance and other aspects. Accordingly, unlike in certain other offshore jurisdictions, such as the Cayman Islands, the organization of a company under the laws of an Eligible Asian Country is usually a strong indication that there is a significant economic relationship between the company and that country. Similarly, in the experience of Matthews, a substantial portion of the investors in a company having its primary trading markets for its securities in an Eligible Asian Country is influenced by local economic conditions and investment climate. As a result, the performance of an investment in such a company is typically significantly influenced by the economic conditions and investment climate of that country. Accordingly, having the primary trading market for a company’s securities in an Eligible Asian Country typically signifies a close tie between that country and the performance of an investment in the company.

6.	Comment: With respect to the 80% Test, please revise it to include some element of sustainability in light of the Fund’s name.

Response: Comment acknowledged. As noted in the response to Comment 7 below and as discussed with the Staff, the Registrant has changed the Fund’s name to “Matthews Asia ESG Fund.” Accordingly, the 80% Test has been revised as follows (with the new language italicized and underlined): Under normal market conditions, the Matthews Asia ESG Fund seeks to achieve its investment objective by investing at least 80% of its net assets, which include borrowings for investment purposes, in the common and preferred stocks of companies of any market capitalization located in Asia that Matthews believes satisfy one or more of its environmental, social and governance (“ESG”) standards. Because ESG factors tend to have many subjective characteristics, can be difficult to analyze, and frequently involve a balancing of a company’s business plans, objectives, actual conduct and other factors, ESG standards must necessarily be applied based on the judgment of the portfolio managers at Matthews.

7.	Comment: Under the “Principal Investment Strategy” section on page 4, with respect to the second paragraph regarding the Fund’s investment approach in achieving its investment objective, please more narrowly define sustainable investing, which in the Staff’s view does not include socially responsible investing but should refer to, for example, businesses that support renewable resources or businesses dedicated to the prevention of depleting natural resources.

Response: Comment acknowledged. Although the Registrant believes that the concept of sustainability is broad and that the concept of the “three pillars” of sustainability — environmental, economic, and social — is widely accepted, in light of the Staff’s view on the term “sustainability,” the Registrant has changed the Fund’s name to “Matthews Asia ESG Fund” so that the requested revision is no longer necessary. The Registrant has updated the relevant disclosure to ensure that such disclosure is consistent with the Fund’s new name.

April 30, 2015

Principal Risks of Investment

8.	Comment: With respect to the “Trading Markets and Depositary Receipts” risk factor on page 5, the Staff notes that depositary receipts are not mentioned in the “Principal Investment Strategy” section on page 4. Please add a reference to depositary receipts in the “Principal Investment Strategy” section if investing in depositary receipts is a principal investment strategy of the Fund or remove the reference to depositary receipts in the “Principal Risks of Investment” section if investing in depositary receipts is not a principal investment strategy of the Fund.

Response: Comment accepted. The Registrant has revised the disclosure under the “Principal Investment Strategy” section to add a reference to depositary receipts as requested.

9.	Comment: With respect to the “Sustainable Investing Risk” risk factor on page 5, please disclose the specific industry, sector, region or country, if any, the Fund’s exposure to which constitutes a principal risk for the Fund.

Response: Comment acknowledged. The Registrant hereby confirms that the Fund does not intend to invest in any specific industry, sector, region or country to the extent that the Fund’s exposure to such industry, sector, region or country will constitute a principal risk for the Fund.

10.	Comment: Please consider adding interest rate and junk bond risk factors.

Response: Comment accepted. The Registrant has added the requested disclosure.

Past Performance

11.	Comment: Please explain why using MSCI All Country Asia ex-Japan Index as the Fund’s primary benchmark index is appropriate given that the Fund is allowed to invest in Japan.

Response: Comment acknowledged. The MSCI All Country Asia Pacific Index covers 13 developed market and emerging market countries in the Asia Pacific region, including Japan. However, the MSCI All Country Asia Pacific Index is heavily weighted in Japan, with a 40.56% of country weighting in Japan as of March 31, 2015. Because only approximately 10% of the model portfolio of the Fund consists of Japanese companies, Matthews believes the MSCI All Country Asia Ex Japan Index, which covers, with the exception of Japan, the same developed market and emerging market countries as the MSCI All Country Asia Pacific Index, is more representative of the model portfolio of the Fund and therefore the more appropriate primary benchmark index for the Fund.

April 30, 2015

Purchase and Sale of Fund Shares

12.	Comment: Under the “Purchase and Sale of Fund Shares” section on page 6, with respect to the fourth sentence of the first paragraph regarding the 2% redemption fee, please move it elsewhere of the Prospectus because such disclosure is not required by Item 6 of Form N-1A.

Response: Comment accepted. The Registrant has moved the referenced disclosure as requested to the “Market Timing Activities and Redemption Fees” section of the Prospectus.

Matthews’ Investment Approach

13.	Comment: Under the “Principal Investment Strategies” section on page 7, with respect to the second paragraph regarding the Fund’s consideration of the sustainability of a business, please more narrowly define sustainable investing with references to, for example, businesses that support renewable resources or businesses dedicated to the prevention of depleting natural resources. Please refer to Comment 7.

Response: Comment acknowledged. As noted in the response to Comment 7 above, as a result of the Fund’s name change, the requested revision is no longer necessary, and the Registrant has updated the relevant disclosure to ensure that such disclosure is consistent with the Fund’s new name.

14.	Comment: Under the “Non-Principal Investment Strategies” section beginning on page 7, with respect to the disclosure under the first sub-heading “Matthews Seeks to Invest in the Long-Term Growth Potential of the Asia Pacific Region” on page 8, please move such disclosure to the “Principal Investment Strategies” section on page 7 because seeking investments in the long-term growth potential of the Asia Pacific region is a principal strategy for the Fund.

Response: Comment accepted. The Registrant has made the requested revision.

15.	Comment: Under the “Non-Principal Investment Strategies” section beginning on page 7, with respect to references to “Asia Pacific” on page 8 and the definition of “Asia Pacific” on page 9, please explain why such disclosure is relevant given that the Fund invests in Asia and not in the Asia Pacific region.

Response: Comment acknowledged. References to and the definition of “Asia Pacific” are relevant because the Prospectus of the Fund will be combined with the prospectuses of all other series of the Trust (other than the Matthews Asia Strategic Income Fund) in PEA No. 60 and certain other series of the Trust may invest in the Asia Pacific region.

April 30, 2015

Risks of Investing in the Fund

16.	Comment: Under the “Principal Risks” section beginning on page 10, with respect to the “Socially Responsible Investing Risk” risk factor on page 10, please replace such risk factor with a “Sustainable Investing Risk” risk factor in light of the Fund’s name.

Response: Comment acknowledged. Because of the Fund’s name change to “Matthews Asia ESG Fund,” the Registrant has revised the heading of the referenced risk factor to state “Responsible Investing Risk.”

17.	Comment: Under the “Principal Risks” section beginning on page 10, with respect to the “Certain Risks of Fixed-Income Securities” risk factor on page 12, please revise the disclosure such that there is a separate risk factor for interest rate risk and a separate risk factor for junk bond risk.

Response: Comment accepted. The Registrant has made the requested revision.

18.	Comment: The Staff notes that in the third full paragraph on page 13, it is stated that risks of investing in various countries within the Asia Pacific region and are principal risks of the Fund to the extent such Fund’s portfolio is concentrated in such country or countries are provided below. Please disclose in the “Principal Investment Strategies” section on page 7 any specific country in which the Fund’s portfolio will be concentrated.

Response: Comment acknowledged. The Registrant hereby confirms that the Fund does not intend to concentrate its portfolio in any specific country. The referenced disclosure in the third full paragraph on page 13 is appropriate because some of the other series of the Trust concentrate their portfolios in specific country or countries and this disclosure will become part of the combined prospectuses in PEA No. 60 upon becoming effective.

19.	Comment: Under the “Additional Risks” section beginning on page 17, with respect to the “High-Yield Securities” risk factor on page 18, please move this risk factor to the “Principal Risks” section beginning on page 10 because the high-yield securities risk is a principal risk for the Fund.

Response: Comment accepted. The Registrant has made the requested revision.

Management of the Fund

20.	Comment: With respect to the third full paragraph on page 21 regarding the fee waiver letter agreement between the Trust, on behalf of the Family-Priced Funds, and Matthews, please remove such disclosure if it is irrelevant to the Fund.

Response: Comment acknowledged. Because the Fund is a Family-Priced Fund, the referenced disclosure is relevant to the Fund and should not be removed.

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21.	Comment: With respect to the fourth full paragraph on page 21 regarding the intermediary platform fee subsidy letter agreement between the Trust, on behalf of the Matthews Asia Funds, and Matthews, please confirm that the referenced service fees are reflected in the “Fees and Expenses of the Fund” table on page 3.

Response: Comment accepted. The Registrant hereby confirms that the referenced service fees are reflected in the “Fees and Expenses of the Fund” table on page 3.

Portfolio Managers

22.	Comment: Under the “Portfolio Managers” section on page 21, with respect to the second sentence of the first paragraph regarding the Lead Manager of the Fund, please replace the word “responsible” with the phrase “primarily responsible” to be consistent with Item 5(b) of Form N-1A.

Response: Comment accepted. The Registrant has made the requested revision.

Purchasing Shares

23.	Comment: Under the “Purchasing Shares” section on page 23, with respect to the sixth sentence of the second paragraph regarding the timing of the NAV calculation for purchases and redemptions, please delete the word “generally.”

Response: Comment accepted. The Registrant has made the requested revision.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Statement of Additional Information (the “SAI”) that was already filed as part of PEA No. 59, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the SAI.

Additional Investment Strategies

1.	Comment: Under the “Additional Investment Strategies” section beginning on page 18, with respect to the “Fixed-Income Securities” section on page 21, please move it elsewhere of the SAI because investing in fixed-income securities is a principal investment strategy of the Matthews Asia Sustainability Fund.

Response: Comment accepted. The Registrant has moved the “Fixed-Income Securities” section to the “Risk of Investment” section beginning on page 9.

2.	Comment: Under the “Additional Investment Strategies” section beginning on page 18, with respect to the third sentence of the second paragraph under the “Swap” section on page 22 regarding the Matthews Asia

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Strategic Income Fund’s current obligations under a swap agreement, please disclose that, if the Matthews Asia Strategic Income Fund writes credit default swaps, the Matthews Asia Strategic Income Fund will segregate in a designated account liquid assets covering the full notional amount of its obligation rather than the “unpaid net amount owed to a swap counterparty.”

Response: Comment acknowledged. Because the Matthews Asia Strategic Income Fund does not currently write or purchase any credit default swaps, the Registrant has not made the requested disclosure. The Registrant has added disclosure to clarify that the Matthews Asia Strategic Income Fund does not currently write any credit default swaps. The Matthews Asia Strategic Income Fund will not write any credit default swaps without first updating the relevant disclosure as requested.

3.	Comment: Under the “Additional Investment Strategies” section beginning on page 18, with respect to the “Sustainable Investing” section on page 30, please move it elsewhere of the SAI because sustainable investing is a principal investment strategy of the Matthews Asia Sustainability Fund.

Response: Comment acknowledged. Because of the Fund’s name change, the Registrant has revised the heading of the referenced section to state “Responsible Investing” and has added a parenthetical to such heading to indicate that responsible investing is a principal investment strategy for the Fund.

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We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC